Firstar Funds
Retail Shares

June 30, 1998


Supplement to the Prospectus dated February 1, 1998


We are pleased to announce institutional shares of the Firstar Funds are available through Jack White & Company and Waterhouse Securities, Inc.
Over the next several months, we hope to offer the Funds through additional "fund supermarkets."

The prospectus is amended as follows:

For the Balanced Growth Fund, the Growth and Income Fund, the Growth Fund, the Special Growth Fund and Emerging Growth Fund, the limitation on the percentage of assets invested outside of the stated market capitalization ranges is eliminated by deletion of the phrase, "not to exceed 20% at the time of purchase," in the following sentences:

Page 23

The last sentence of the second paragraph under the caption "Balanced Growth Fund - Investment Techniques"

Page 24

The fifth sentence of the second paragraph under the caption "Growth and Income Fund- Investment Objective"

Page 26

The last sentence of the third paragraph under the caption "Growth Fund-Investment Objective"

The last sentence of the third paragraph under the caption "Special Growth Fund- Investment Objective"

Page 27

The last sentence of the third paragraph under the caption "Emerging Growth Fund- Investment Objective"




Page 28

The second sentence of the fourth paragraph under the caption "MicroCap Fund - Investment Objective," is replaced by the following:

However, the Fund will not invest more than 10% of the value of its total assets in the securities of unseasoned companies.

Page 46

The first two sentences under "Internet Transactions" are replaced by the following:

The Funds expect to make available a service which will permit shareowners to request purchases, exchanges and redemptions of Fund shares after an account is opened on-line via the Internet. Redemption requests of up to $25,000 will be accepted through the Internet. Payment for shares purchased on-line must be made by electronic funds transfer from your banking institution. For further information and/or instructions to authorize this service after it is available, call Firstar Trust Company at 1-800-228-1024.

Page 50

The last paragraph under the caption "Management of the Funds" is replaced by the following:

Marian Zentmyer and Walter Dewey co-manage the Growth and Income Fund.
Ms. Zentmyer has managed the Fund since February 22, 1993 and Mr. Dewey since June 29, 1998. Mr. Dewey is a Vice President and Senior Portfolio Manager of FIRMCO. He has been with Firstar since 1986 and has fifteen years of investment management experience. Mr. Dewey is a Chartered Financial Analyst.

Page 51

The second paragraph under the caption "Management of the Funds" is replaced by the following:

Marian Zentmyer and Walter Dewey co-manage the Growth Fund. Ms. Zentmyer has managed the Fund since June 18, 1996 and Mr. Dewey since July 7, 1997.


Page 56


The following is inserted after the phrase "(iii) clients of FIRMCO" in the fourth sentence of the second paragraph under the caption "Description of Shares:"

and (iv) those purchasing through certain broker-dealers who have agreed to provide certain services with respect to shares of the Funds.